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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                SCHEDULE 14D-1
                                AMENDMENT NO. 9
      TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                       AND

                                  SCHEDULE 13D
                                AMENDMENT NO. 25
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               CIRCON CORPORATION

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                           (NAME OF SUBJECT COMPANY)


                              USS ACQUISITION CORP.
                       UNITED STATES SURGICAL CORPORATION

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                                  (BIDDERS)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

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                         (TITLE OF CLASS OF SECURITIES)

                                   172736 10 0

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                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                THOMAS R. BREMER
                              USS ACQUISITION CORP.
                     C/O UNITED STATES SURGICAL CORPORATION
                                150 GLOVER AVENUE
                           NORWALK, CONNECTICUT  06856
                           TELEPHONE:  (203) 845-1000

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         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                 with a copy to:

                              PAUL T. SCHNELL, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK  10022
                           TELEPHONE:  (212) 735-3000
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           United States Surgical Corporation, a Delaware corporation
 ("Parent"), and USS Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Parent, hereby further amend and supplement their Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on August 5, 1997, as amended by Amendment No. 1 dated August 12, 1997, Amendment No. 2 dated August 14, 1997, Amendment No. 3 dated September 25, 1997, Amendment No. 4 dated October 16, 1997, Amendment No. 5 dated October 22, 1997, Amendment No. 6 dated November 25, 1997, Amendment No. 7 dated January 16, 1998, and Amendment No. 8 dated July 16, 1998 with respect to the Common Stock, par value $0.01 per share, of Circon Corporation, a Delaware corporation ("Circon" or the "Company"). This Amendment No. 9 to the Schedule 14D-1 also constitutes Amendment No. 25 to the Statement on
 Schedule 13D of the Purchaser and Parent filed on August 2, 1996, as amended. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

      Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

 ITEM 10. ADDITIONAL INFORMATION.

      Item 10(a) of the Schedule 14D-1 is hereby amended and supplemented by the following:

           In May, 1998, Parent entered into a merger agreement with Tyco International, Ltd. ("Tyco") pursuant to which Parent would become a wholly-owned subsidiary of Tyco. At Tyco's request, Parent has agreed that certain employees and officers of Parent who are knowledgeable about the Company will assist Tyco in connection with its independent consideration of a possible proposal by Tyco to acquire the Company. Such employees and officers have agreed with the Company not to disclose to Parent any information about their assistance to Tyco or any non-public information furnished by the Company to Tyco, nor to use such non-public information on behalf of Parent. Parent has agreed with the Company that it will not knowingly receive from any such employee or officer, or use, any such non-public information. No assurance can be given as to the effect, if any, on the Offer of any discussion between Tyco and the Company.







                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  August 31, 1998


                                USS ACQUISITION CORP.



                                By: /s/ THOMAS R. BREMER
                                    ----------------------------------------
                                    Name:  Thomas R. Bremer
                                    Title: President



                                UNITED STATES SURGICAL
                                CORPORATION



                                By: /s/ THOMAS R. BREMER
                                    ----------------------------------------
                                    Name:  Thomas R. Bremer
                                    Title: Senior Vice President and
                                           General Counsel